Electra Battery Materials Corporation

133 Richmond Street West, Suite 602

Toronto, ON M5H 2L3

Canada

https://www.electrabmc.com/

August 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Laura Nicholson

Re:	Electra Battery Materials Corporation Amendment No. 1 to Registration Statement on Form F-3 Filed July 28, 2025 File No. 333-288364

Ladies and Gentlemen:

I am submitting this letter on behalf of Electra Battery Materials Corporation (the “Company”), in response to the verbal and written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), contained in the Staff’s letter, dated August 6, 2025 (the “Comment Letter”), in connection with the Company’s Amendment No. 1 to Registration Statement on Form F-3, filed with the SEC on July 28, 2025 (the “Amendment No. 1”).

In response to the comments set forth in the Comment Letter and the Staff’s verbal comment, the Company has further revised its Registration Statement on Form F-3, originally filed with the SEC on June 27, 2025 and as amended by Amendment No. 1. As further described below, the Company is filing this second amendment to the Form F-3 (“Amendment No. 2”) with this response letter.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter and the Staff’s verbal comment. Each of the comments is restated in bold and italics prior to the Company’s response.

Amendment No. 1 to Registration Statement on Form F-3

Exhibits

1.	We note the opinion filed as Exhibit 5.2 regarding the legality of the common shares that may be issued pursuant to the "at the market" offering prospectus supplement. Please obtain and file a revised legality opinion to ensure that the opinion does not contain assumptions that are overly broad, that “assume away” the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Refer to Staff Legal Bulletin 19 at Sections II.B.2.a. and II.B.3.a.

In response to the Staff’s comment, Amendment No. 2 revises the Form F-3 to include a revised Exhibit 5.2.

Securities and Exchange Commission

August 11, 2025

Verbal Comment

Documents Incorporated By Reference, page 4; Incorporation of Certain Documents by Reference, page S-23

2.	Please include hyperlinks in the Form F-3 directing to the SEC filing for the filings listed under the headings “Documents Incorporated by Reference” and “Incorporation of Certain Documents by Reference.”

In response to the Staff’s verbal comment, the company has revised the list of documents under the headings “Documents Incorporated by Reference” and “Incorporation of Certain Documents by Reference,” to add hyperlinks directing to the location of these filings on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

* * *

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (226) 979- 6699 or tmell@electrabmc.com.

Sincerely,
/s/ Trent Mell
Chief Executive Officer

Electra Battery Materials Corporation

cc:	Via Email Thomas M. Rose, Troutman Pepper Locke LLP Shona C. Smith, Troutman Pepper Locke LLP

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